Mail Stop 4561

      December 2, 2005

VIA U.S. MAIL AND FAX (604) 681-7710

Ms. Penny Perfect
Chief Executive Officer
Alphatrade.com
1111 West Georgia St. - Suite 1322
Vancouver, British Columbia, Canada
V6E 4M3

      Re:	Alphatrade.com
      Item 4.01 Form 8-K
      Filed November 29, 2005
      File No. 0-25631

Dear Ms. Perfect:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K filed November 29, 2005

1. Please amend your Form 8-K to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-B. It is not sufficient to state that "AlphaTrade.com and HJ & Associates, L.L.C. agreed that HJ & Associates, L.L.C. would not be continuing as the registrant`s independent accountant," as that wording is unclear to a reader.


      As appropriate, please amend your filing and respond to this comment within five business days or tell us when you will respond.
You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Any questions regarding the above should be directed to me at
(202) 551-3466.



								Sincerely,



								Matthew Maulbeck
								Staff Accountant

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Alphatrade.com
December 2, 2005



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